ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 28, 2015	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Sonny Oh

Re:	AllianzGI Diversified Income & Convertible Fund

File Nos. 333-202699 and 811-23039

Dear Mr. Oh:

Thank you for speaking to me on April 23, 2015, about our responses to your letter, dated April 10, 2015 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the initial Registration Statement on Form N-2 relating to the initial offering of common shares of beneficial interest (the “Offering”) of AllianzGI Diversified Income & Convertible Fund (the “Fund”), which was filed with the SEC on March 12, 2015 (the “Initial Filing”), and has since been amended by Pre-Effective Amendment No.1 to the Fund’s Registration Statement, filed on April 15, 2015, and Pre-Effective Amendment No. 2 to the Fund’s Registration Statement, filed on April 22, 2015 (“Pre-Effective Amendment No. 2” and, as so amended, the “Registration Statement”). During our April 23 discussion, you also provided comments on certain revisions that the Fund had made to the Registration Statement since the Initial Filing. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement, to be filed on or about April 29, 2015 (“Pre-Effective Amendment No. 3”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth summaries of the Staff’s comments received on April 23, 2015 and the Fund’s responses thereto.

1.	Comment: As previously discussed, please provide responses to the comments communicated to Ropes & Gray LLP, counsel to the Fund, and other parties via telephone calls on April 20, 2015 and April 22, 2015, relating to the Fund’s Repurchase Plan (as defined and described in the Registration Statement).

Response: Please refer to the Fund’s response to the above-referenced comments in a letter filed with the SEC on April 24, 2015.

2.	Comment: Please make a good faith effort to shorten the cover of the prospectus (i.e., all of the pages prior to the table of contents) to two pages.

Response: The Fund has revised the cover of the prospectus in response to this Comment. Please refer to the marked courtesy copy of the prospectus provided under separate cover to review the Fund’s changes. The Fund believes that all of the summary information included on the cover of the prospectus is important information to potential investors. In addition, the Fund notes that including such information on the cover of the prospectus is consistent with industry practice with respect to closed-end fund registration statements.

3.	Comment: Please make sure that each portfolio investment instrument described in response to Item 8 of Form N-2 is discussed in the Prospectus Summary in a similar format and style (e.g., with a separate caption and/or paragraph, as applicable). For example, “Bank Loans,” “Master Limited Partnerships” and “Other Investment Companies” are not included as separate paragraphs in the Prospectus Summary.

Response: The requested changes have been made. Please refer to the marked courtesy copy of the prospectus provided under separate cover to review the Fund’s changes in response to this Comment.

4.	Comment: For each risk factor described in response to Item 8(3) of Form N-2, please include a corresponding summary risk factor in the Prospectus Summary. Alternatively, to the extent a risk is not a principal risk factor of the Fund and is not included in the Prospectus Summary, please so indicate with appropriate disclosure.

Response: The Fund has revised the “Principal Risks of the Fund” section of the prospectus to indicate which risks are not principal risk factors of an investment in the Fund (such risk factors are not included in the Prospectus Summary section). The non-principal risk factors are now set off with a separate heading and preceded by the following caption

In addition to the principal risk factors described above, an investment in the Fund is also subject to the following additional risk factors:

In addition, the Fund has changed the heading of the risk disclosure section from “Principal Risks of the Fund” to “Risk Factors” to indicate that not all risks disclosed in response to Item 8(3) are principal risk factors.

5.	Comment: Please move the Summary of Fund Expenses to before the Prospectus Summary section.

Response: The Fund respectfully declines to make the requested change. However, for purposes of having the Registration Statement declared effective, the Fund has made a good-faith attempt to significantly shorten the Prospectus Summary, which the Staff indicated

would be acceptable in lieu of moving the Summary of Fund Expenses to before the Prospectus Summary. The Fund reiterates that Form N-2 does not require that the information required by Item 3(2) (the synopsis of the key features of the offering and the Fund) be presented following the Fund’s Fee Table (required by Item 3(1)). In addition, as previously noted, it is consistent with industry practice to present the Fee Table in a closed-end fund prospectus immediately following the Prospectus Summary.

6.	Comment: In the “Fundamental Investment Restrictions” section on pages 51-52 of the prospectus, please add cross references to the disclosure in the prospectus and statement of additional information (“SAI”) that discusses the applicable law referenced in Restrictions (4) and (5) relating to borrowing and issuing senior securities, respectively.

Response: The requested change has been made.

7.	Comment: Please ensure that the caption “Report of Independent Registered Public Accounting Firm” in the table of contents for the SAI in the prospectus refers to the correct page number.

Response: The requested change was made in Pre-Effective Amendment No. 2. The Fund confirms that the caption “Report of Independent Registered Public Accounting Firm” in the table of contents for the SAI in the prospectus now refers to the correct page number.

8.	Comment: With respect to the Fund’s short-term investments and temporary defensive strategies, as disclosed in the “Short Term Investments / Temporary Defensive Strategies” sections in each of the prospectus and SAI, please explain how credit-linked trust certificates and/or index futures contracts or similar derivative instruments are appropriate for such strategies.

Response: The Fund has removed the reference to “credit-linked trust certificates and/or index futures contracts or similar derivative instruments” from the respective “Short Term Investments / Temporary Defensive Strategies” sections in each of the prospectus and SAI.

9.	Comment: For the tables providing trustee and officer information beginning on page 75 of the SAI, please use the age of the trustee/officer, not their date of birth. In addition, please provide a month and year in the “Length of Time Served” column of the table in addition to “Since inception.”

Response: The requested changes have been made.

10.	Comment: With respect to the Fund’s policy to invest at least 40% of its managed assets in convertible securities, please confirm the use of “managed assets” as a measuring point will not cause violations of the Fund’s other investment guidelines described in the Registration Statement as well as other applicable investment guidelines under applicable law.

Response: The Fund notes that it increased its minimum allocation in convertible securities from 40% to 50% in Pre-Effective Amendment No. 2. The Fund confirms that managed assets (as defined in the prospectus) is the appropriate basis for the 50% convertibles policy and will not result in violations of any other applicable investment guidelines.

11.	Comment: Please confirm the use of “total net assets” and “managed assets” is consistent and accurate throughout.

Response: The Fund confirms that these terms are used consistently and appropriately throughout the prospectus and SAI. The term “managed assets” is defined in the prospectus and is based on a definition included in the Fund’s investment and portfolio management agreements. As noted in the prospectus, the term “total net assets” is used as the term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”).

12.	Comment: With respect to the term “Continuing Trustees,” please include a cross-reference to the definition in the prospectus on page 103 rather than the Declaration of Trust.

Response: The requested change has been made.

13.	Comment: Please confirm that the statements required by Item 1(1)(h) of Form N-2 are included.

Response: The Fund confirms that the statements required by Item 1(1)(h) of Form N-2 are included in Pre-Effective Amendment No. 3.

14.	Comment: Please retain the statement that dealers effecting transactions of the Fund’s shares may be required to deliver a prospectus through and including 25 days after the date of the prospectus.

Response: The Fund confirms that the statement is included on the back cover of the prospectus.

* * * * *

We believe that this submission, together with our letter filed April 24, 2015, fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Thomas J. Fuccillo, Esq.

Richard H. Kirk, Esq.

Julian Sluyters

David C. Sullivan, Esq.